SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 09, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001 -80
Corporate Registry (NIRE) 35.3000.1683 -1

EXCERPT OF THE MINUTES OF THE 710th BOARD OF DIRECTORS’MEETING

On January 18, 2010, at 5:00 p.m. the chairman of the Board of Directors called an extraordinary meeting, pursuant to the caput of Article 13 of the Bylaws, in the conference room at Rua Bela Cintra, 847 – 14º andar, São Paulo, attended by the Board Members of the Companhia de Saneamento Básico do Estado de São Paulo – SABESP, including by teleconference, named and with signatures below. Having called the meeting to order, Joint Committee Chairwoman Dilma Seli Pena greeted all the attending members and justified the absence of the Board Members Alberto Goldman and Humberto Rodrigues da Silva. She then moved on to the examination of item III on the agenda, which is composed by the following sub-items: (i) resolve on the applicable conditions to the 11th Issue of Book-entry, Nominative, Unsecured Simple Debentures, non-convertible into shares with no issue of certificates, in two series, of the Companhia de Saneamento do Estado de São Paulo – SABESP (“11th Issue” and “Debentures” respectively), being the 11th Issue pursuant to the terms of CVM Instruction 400 of December 29, 2003, as amended (CVM Instruction 400) and according to the procedures established in CVM Instruction 471 of August 8, 2008 and the respective registration of the 11th Issue with the Brazilian Securities and Exchange Commission (“CVM”); (ii) authorize the members of the Company’s Executive Officers to (a) take all necessary measures to register the 11th Issue with CVM and other responsible bodies, (b) negotiate the model of the Debentures’ deed of issue, and (c) contract financial institutions that are part of the securities distribution system to assist in carrying out the 11th Issue; and (iii) confirm all the acts practiced in relation to the 11th Issue that may have been previously carried out by the Executive Officers.

Ms. Pena also requested that Chief Financial Officer and Investor Relations Officer Rui de Britto Álvares Affonso and Director of Resource Funding and Investor Relations Mário Azevedo de Arruda Sampaio present the issue, which was done based on the Proposal to the Board of Directors in Board of Executive Officers Resolution 18/2010 in Internal Communication FI 001/2010, both dated January 18, 2010, and on the Presentation made to the Board Members. (…)
After being discussed and voted on, the issue was unanimously approved, establishing the following conditions applicable to the 11th Issue:

1) Total Issue Amount: The total amount of the Issue shall be R$900,000,000.00 (nine hundred million reals) on the Issue Date (“Total Issue Amount”).

2) Number of Series: The Issue shall be carried out in two series, being the first in the amount of R$600,000,000.00 (six hundred million reals) and the second in the amount of R$300,000,000.00 (three hundred million reals).

3) Issue Date: For all intents and purposes, the Debentures’ Issue Date shall be March 10, 2010. (“Issue Date”).

4) Unit Face Value: The Debentures’ unit face value shall be R$1,000.00 (one thousand reals) on the Issue Date (“Unit Face Value”)

5) Number of Debentures: 900,000 (nine thousand) Debentures shall be issued

6) Application of Resources: the resources obtained by the Issuing Company from the Debentures Issue shall be used to anticipate the redemption of 90 (ninety) commercial promissory notes issued by the Issuing Company on December 2, 2009 (“Date of Promissory Notes Issue”).

The Issuing Company, at the time of receipt of the amounts related to the Debentures’ subscription, shall anticipate the redemption of said Promissory Notes in the amount of 900,000,000.00 (nine hundred million reals), plus a surtax of 3.50% (three and one half percent) per year, based on 252 (two hundred fifty-two) business days, incurred on the unit face value of the Promissory Notes as of the date of issue of said notes, calculated pro rata temporis, including the respective date of redemption and except for, in accordance with the procedure adopted by CETIP S.A. –Clearing House for the Custody and Financial Settlement of Securities (“CETIP”), the Promissory Notes in custody in NOTA -Commercial Notes Module managed and operated either by CETIP or by the agent bank, considering that, in this last case, the Notes are not in custody with CETIP.

7) Conversion and Form: the Debentures shall be simple, non-convertible into shares issued by the Issuing Company, book-entry and nominative, with no certificates.

8) Type: the Debentures shall be of unsecured type.

9) Maturity Date:

(i) The first series of Debentures shall mature 5 (five) years as from their Issue Date, on March 1, 2015;

(ii) The second series Debentures shall mature 3 (three) years as from their Issue Date, on March 10, 2013. On the respective maturity dates, the Issuing Company is obliged to settle the outstanding Debentures for their Unit Face Value plus the Remuneration established in Item 14 below, calculated pro rata temporis, as of the date of the most recent payment of Remuneration.

10) Placement and Distribution Procedure: The totality of the Debentures shall be subject to public distribution, under the firm commitment regime.

11) Subscription Price: Debentures shall be subscribed and paid-up by their Unit Face Value, plus Remuneration, calculated pro rata temporis from the Issue Date until the date they are paid-up, in accordance with Item 14 below, by using the UV – unit value with two decimal places, without rounding up.

12) Form of Subscription and Payment: The Debentures shall be paid- up in a single payment on the subscription date, in local currency.

13) Monetary Readjustment of the Debentures’ Unit Face Value: There shall be no readjustment to the Debentures’ Unit Face Value.

14) Remuneration: As from the Issue Date, the first series Debentures shall be entitled to remuneration (“1st Series Remuneration”) that shall contemplate compensatory rates incurred on their Unit Face Value. The Debentures shall yield interest corresponding to the accumulated average daily variation of the one-day Interbank Deposit rate, “over extra grup,” calculated and disclosed by CETIP (Interbank Deposit Rate”) capitalized on a spread or surtax of 3.50% (three and one half percent) per year, based on 252 business days (“Additional to Interbank Deposit Rate”), incurred on the Face Value or Balance of the Debentures’ Unit Face Value, as from the Issue Date and paid at the end of each Capitalization Period. The daily average rates are exponentially accumulated, pro rata temporis, until the date the interest is effectively paid, such that it covers the entire Capitalization Period.

As from the Issue Date, the 2nd series Debentures shall be entitled to remuneration (“2nd Series Remuneration” and, together with the 1st Series Remuneration, “Compensation”) that shall contemplate compensatory interest incurring on its Unit Face Value. Debentures shall yield compensatory interest corresponding to the accumulated average daily variation the Interbank Deposit Rate, capitalized on a spread or surtax of 2.25% (two and one fourth percent) per year, based on 252 business days, incurred on the Face Value or Balance of the Debentures’ Unit Face Value, as from the Issue Date and paid at the end of each Capitalization Period.

The average daily rates are exponentially accumulated, pro rate temporis, until the date the interest is effectively paid, such that it covers the entire Capitalization Period.

15) Payment of Remuneration: The Remuneration shall be paid semiannually as from the Issue Date, on September 1st and March 1st of every year, being the first payment made on September 1st and the last payment made on the Maturity Date.

16) Repricing: The Debentures shall not be repriced.

17) Amortization: The Amortization of the 1st Series Debentures shall be carried out in 3 (three) annual and consecutive installments, on March 1 of each year, being (a) 33.3333% of the Unit Face Value on March 1, 2013, (b) 33.3333% of the Unit Face Value on March 10, 2014 and (c) Balance of the Unit Face Value on the Maturity Date, on March 1, 2015.

The Amortization of the 2nd Series Debentures shall be carried out in 2 (two) annual and consecutive installments, being (a) 50% of the Unit Face Value on March 1, 2012, and (b) the Balance of the Unit Face Value on the Maturity Date, on March 10, 2013.

18) Early Redepmtion Offer: The Issuing Company, until the 24th month excluding the Issue Date, at its exclusive discretion, pursuant to terms and conditions established in the Deed of Issue, as per resolution in the Board of Directors, can carry out an early redemption offer of Debentures, addressed to all debenture holders without distinction, being assured to all of them under equal conditions, the acceptance of said redemption (“Early Redemption Offer”). The method for carrying out said offer shall be established in the Deed of Issue.

19) Early Redemption: For the 1st Series Debentures, the Issuing Company, at its exclusive discrection, shall be able to, as from the 24th month including the Issue Date, and at the end of each Capitalization Period, may carry out either the total or partial early redemption of the Debentures, through publication of a notice to be widely disclosed (“Redemption Notice”).

Said notice should include the following information: (i) the Redemption Date, (ii) if the early redemption is total or partial, (iii) the corresponding amount to the Balance of the Debentures’ Unit Face Value, incurred (a) on the 1st Series, calculated pro rata temporis as from the Issue Date or the last date the Remuneration was paid, as the case may be, until de date of its effective payment; (b) penalties/and or default charges, should there be any; and (c) the reimbursement premium to be calculated below. The Reimbursement Premium to which Debenture holders shall be in entitled in the case of early redemption shall be calculated according to the the following percentages, as a function of the period that said redemption is carried out: The premium shall be equivalent to 1% if the redemption occurs as from the 24th month including the Issue Date, 0.90% for redemptions carried out as from the 30th month and 0.86% for redemptions carried out as from the 36th month. The method for how the redemption to be carried out shall be established in the Deed of Issue.

For the 2nd Series Debentures there shall be no Optional Early Redemption.

20) Optional Acquisition: The Issuing Company will be able to, at any time, acquire Outstanding Debentures, as per paragraph 2 of Article 55 of the Brazilian Corporation Law.

21) Cases for Anticipated Maturity: All cases resulting in the anticipated maturity of the Debentures shall be established in the respective deed of issue, as negotiated with the coordinators of the 11th Issue.

22) Registry for Placement and Trading: The Debentures shall be registered for (a) their distribution in the primary market through Securities Distribution System (“SDT”), managed and operated by CETIP, being this distribution settled and debentures held in custody at CETIP; and (b) trading on the secondary market through (i) the National Distribution System (“SND”), managed and operated by CETIP, being trading settled through CETIP; and/or (ii) the Asset Distribution System (“DDA”) and the BOVESPAFIX System (“BOVESPAFIX”), both managed and operated by BM&FBOVESPA S.A.
– Stock, Commodities and Futures Exchange (“BM&FBOVESPA”), being the Debentures’ custody processed by BM&FBOVESPA, in addition to the financial settlement and trading of the 11th Debentures.

23) Place of Payment: the payments to which the Debentures are entitled shall be made according to, as the case may be: (1) the procedures adopted by BM&FBOVESPA for the Debentures held in custody at BOVESPAFIX; and/or (ii) the procedures adopted by CETIP for the debentures held in custody at the SND; or (iii) for the owners of the Debentures of this Issue who are not connected to any of said systems, through the Agent Bank of the current Issue.

Moreover, the Board of Directors authorizes the Company’s Executive Officers to: (a) take all necessary measures concerning the registry of the 11th Issue with CVM and other responsible bodies; and (ii) contract authorized financial institutions to coordinate the public placement of the Debentures, the services of a fiduciary agent, the agent and custody banks, risk classification agencies, auditors, as well as to negotiate and enter into the deed of issue and any amendments, the agreement of public distribution of the Company’s 11th Issue and all the documents, and to take all the necessary measures to these ends. Finally, the Board of Directors confirms all the acts practiced in relation to the Issue that may have been previously carried out by the Executive Officers. (…)

These Minutes, after being approved, were signed by all the attending members of the Board of Directors. Dilma Seli Pena, Alexander Bialer, Antero Paes de Barros Neto, Francisco Vidal Luna, Gesner José de Oliveira Filho, Jerônimo Antunes, Heraldo Gilberto de Oliveira, Manuelito Pereira Magalhães Junior, Mário Engler Pinto Júnior, Reinaldo Guerreiro and Roberto Yoshikazu Yamazaki.

We declare this text to be an accurate transcription of the excerpt of the Minutes drawn up and in the book of Minutes of the Board of Directors.

São Paulo, January 18, 2010

Dilma Seli Pena	Sandra Maria Giannella
Board of Directors’ Chairwoman	Board of Directors’ Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 09, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.